Exhibit 99.1

TSX: OYM, OTCQX: OLYMF, & FSX: OP6

NEWS RELEASE

OLYMPUS ENHANCES BOARD INDEPENDENCE

Toronto, February 15, 2012, Olympus Pacific Minerals Inc. Executive Chairman David Seton announces that Mr John Seton has voluntarily tendered his resignation effective February 15, 2012 to enhance the independence of the board. Giving effect to Mr. Seton’s resignation, three of the four directors of the Company (Deputy Chairman Kevin Tomlinson, Mr. Les Robinson, and Mr. Jon Morda) are independent under applicable corporate governance guidelines.

Mr. Seton’s resignation also ensures compliance with Canadian residency requirements for directors under the Canada Business Corporations Act. Mr. Seton will remain in the position of Chief Executive Officer and will continue to be closely involved in the strategic direction of the Company.

On Mr. Seton’s resignation, Kevin Tomlinson and David Seton have been appointed to the Corporate Governance and Nominating Committee of the Board, joining committee chairman, Les Robinson.

The board and officers sincerely thank Mr. Seton for his valued contribution to the Board and eagerly await his continued contributions as Chief Executive Officer. Mr. Seton served on the Board of the Company since July 1999.

About Olympus

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, the Bong Mieu and Phuoc Son mines in Central Vietnam, and Capcapo in the Philippines.

The Company expects to largely expand its combined gold production capacity by 2014. East Malaysia is the primary focus, and Phase One of Bau Central is now in full feasibility phase (See Olympus press release dated September 8, 2011). Vietnam’s production and development activities will provide cash to assist in funding a portion of our future development expenditures. Olympus also expects an increase of its attributed gold resources through continued exploration on the advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

David A. Seton
Executive Chairman

For further information contact:

James W. Hamilton,

Vice-President Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522

F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.